FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 16, 2015

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CELLCOM ISRAEL ANNOUNCES
FOURTH QUARTER AND FULL YEAR 2014 RESULTS
------------------------

Cellcom Israel concludes 2014 with free cash flow1 of approximately NIS 1.2 billion and net income NIS 354 million2, a 22.9% increase compared with previous year

2014 results were affected by the continued heightened competition

Nir Sztern, the Company's Chief Executive Officer commented: “We are pleased with the successful launch of "Cellcom tv" and expect to conclude the first quarter of 2015 with more than 20 thousand customers. This achievement is beyond our original recruitment expectations, and that's even before launching triple offerings".

Sztern added: “We expect 2015 will be marked by growth in the activities in the fixed-line market and Cellcom Israel is the most prepared company to create real competition in this market, through the marketing of integrated and triple packages at attractive prices.”

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2014 Full Year Highlights (compared to 2013):

▪	Free cash flow1 totaled NIS 1,204 million ($310 million) similar to 2013

▪	Net income increased 22.9% to NIS 354 million2 ($91 million)

▪	Total Revenues decreased 7.2% to NIS 4,570 million ($1,175 million)

▪	Service revenues decreased 10.5% to NIS 3,565 million ($917 million)

▪	EBITDA1 decreased 4% to NIS 1,282 million2 ($330 million)

▪	EBITDA margin 28.0%, up from 27.1%

▪	Operating income increased 1.7% to NIS 662 million ($170 million)

▪	Cellular subscriber base totaled approx. 2.967 million subscribers (at the end of December 2014)

1 Please see "Use of Non-IFRS financial measures" section in this press release.
2 Including one-time effects (see details regarding one-time effects in paragraphs "Cost of revenues" and "Other expenses" in this press release).

Fourth Quarter 2014 Highlights (compared to fourth quarter of 2013):

▪	Free cash flow decreased by 43.5% to NIS 174 million ($45 million)

▪	Total Revenues decreased 5.7% to NIS 1,140 million ($293 million)

▪	Service revenues decreased 14.5% to NIS 835 million ($215 million)

▪	EBITDA decreased 15.8% to NIS 282 million ($73 million)

▪	EBITDA margin 24.7%, down from 27.7%

▪	Operating income decreased 22.9% to NIS 131 million ($34 million)

▪	Net income decreased 46.1% to NIS 55 million ($14 million)

Commenting on the results, Nir Sztern, the Company's Chief Executive Officer, said:

"Even in this year of intense competition in the cellular market, Cellcom group continues to present good financial results, demonstrated by a free cash flow of approximately NIS 1.2 billion, net income of NIS 354 million and an increase in revenue from sales of end user equipment. We continue to take cost-efficiency measures in order to adjust our cost structure in response to heightened competition level in the market. The efficiency measures we implemented following the merger with Netvision have led to savings at an annual run rate of approximately NIS 850 million3.

 We are pleased with the successful launch of "Cellcom tv" and expect to conclude the first quarter of 2015 with more than 20 thousand customers. In comparison, during the entire year of 2014, Yes4 recruited 31 thousand subscribers and Hot4 lost 22 thousand subscribers. In relation to the television market this is an outstanding success. This achievement is beyond our original recruitment expectations and that is even before launching triple offerings. The launch of "Cellcom tv" was also awarded ‘The winning launch’ prize of the Israeli Marketing Association, which was reasoned by being “a groundbreaking and innovative move”.

During 2014 we prepared to create new growth engines for the group, and we expect 2015 will be marked by growth in the operation in the fixed-line market. The combination of "Cellcom tv" with the opening of the fixed-line market to competition through the wholesale market, presents an opportunity for growth in revenues, among others, through marketing triple packages at attractive prices.

The aggressive price competition in the cellular market continued to lead to erosion in revenues and to a high costumer turnover. Still, the Company managed to recruit a record number of subscribers, so that the Company's cellular subscriber base eroded this year by 4.0% only, alongside an increase in its subscriber base in the fixed-line fields.

3 Based on a comparison of fourth quarter 2014 expenses to fourth quarter 2011 expenses.
4 D.B.S Satellite Services (1998) Ltd.(Bezeq's subsidiary) and Hot Telecom L.M., who dominate the television market in Israel, according to their statements for the year 2014.

Recently, we successfully completed the negotiations for a collective employment agreement with the employees' representatives and proved that it is possible to reach understandings, that put the employees' benefit alongside the Company's benefit. Cellcom group employees, the employees' representatives and management, are devoted, today more than ever, to the group's success. In this opportunity, I would like to thank the employees and managers of the Company for their work and great efforts this year".

Shlomi Fruhling, Chief Financial Officer, commented:

"2014 was characterized by a continued high level of competition, which led to an erosion of the Company's service revenues which is expected to continue into 2015. In order to adjust the cost structure of the Company to the high level of competition in the market, we continued to implement efficiency measures which included a voluntary retirement plan, under which 380 employees retired.

We concluded the year with a free cash flow (after investments) of approximately NIS 1.2 billion, similar to previous year. The free cash flow of the fourth quarter totaled to NIS 178 million, a decrease of 43.5% compared to the fourth quarter last year, reflecting the continued erosion of revenues and a decrease in working capital from handset sales. These trends, together with the effects of the entry into the field of television and the collective employment agreement will continue also in 2015.

In 2014, we continued to significantly strengthen the Company's balance sheet. We repaid debentures in a principal amount of over NIS 1 billion, and reduced our net debt by over NIS 850 million, to a total of NIS 2.95 billion.

In February 2015, we successfully executed an exchange in an amount of approximately NIS 1 billion of short-term debentures with long-term debentures. The purpose of the exchange was to better align the Company's forecasted results with its debt principal repayments dates. Pursuant to the exchange, we exchanged short-term debt that was due until 2017 with long-term debt that will be repaid between the years 2018-2025. We see the success of this move as a vote of confidence of the capital market in our Company and its long-term strategy.

In regards to the first quarter of 2015, as previously reported, in this quarter we will witness the impact of the entrance to the television field for the first time, with an increase in the costs of content and marketing along with a minor impact on revenues as expected in initial stages of penetration to a new field of operation and in line with the Company’s business plan, and in addition, following the collective employment agreement the Company has entered, the Company is expected to record a one-time expense in the amount of approximately NIS 30 million.

The Company’s Board of Directors decided not to distribute a dividend for the fourth quarter of 2014, given the continued intensified competition in the market and its adverse effect on the Company's revenues and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs".

Netanya, Israel – March 16, 2015 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the fourth quarter and full year ended December 31, 2014. Revenues for the fourth quarter and full year 2014 totaled NIS 1,140 million ($293 million) and NIS 4,570 million ($1,175 million), respectively; EBITDA for the fourth quarter 2014 totaled NIS 282 million ($73 million), or 24.7% of total revenues, and for the full year 2014 totaled NIS 1,282 million2 ($330 million), or 28.0% of total revenues; net income for the fourth quarter and full year 2014 totaled NIS 55 million ($14 million) and NIS 354 million2 ($91 million), respectively. Basic earnings per share for the fourth quarter and full year 2014 totaled NIS 0.52 ($0.13) and NIS 3.51 ($0.90), respectively.

Main Consolidated Financial Results for 2014 (compared to 2013 results):

	NIS millions		% of Revenues		% Change	US$ millions (convenience translation)
	2014	2013	2014	2013		2014	2013
Revenues - Services	3,565	3,985	78.0%	80.9%	(10.5%)	917	1,025
Revenues - Equipment	1,005	942	22.0%	19.1%	6.7%	258	242
Total revenues	4,570	4,927	100.0%	100.0%	(7.2%)	1,175	1,267
Cost of revenues - Services	(1,983)	(2,271)	(43.4%)	(46.1%)	(12.7%)	(510)	(584)
Cost of revenues - Equipment	(744)	(719)	(16.3%)	(14.6%)	3.5%	(191)	(185)
Total cost of revenues	(2,727)	(2,990)	(59.7%)	(60.7%)	(8.8%)	(701)	(769)
Gross Profit	1,843	1,937	40.3%	39.3%	(4.9%)	474	498
Selling and Marketing Expenses	(672)	(717)	(14.7%)	(14.6%)	(6.3%)	(173)	(184)
General and Administrative Expenses	(463)	(570)	(10.1%)	(11.5%)	(18.8%)	(119)	(147)
Other Income (expenses), net	(46)	1	(1%)	-	(4700%)	(12)	-
Operating income	662	651	14.6%	13.2%	1.7%	170	167
Financing expenses, net	(198)	(246)	(4.3%)	(5.0%)	(19.5%)	(51)	(63)
Income before Income Tax	464	405	10.2%	8.2%	14.6%	119	104
Income Tax	(110)	(117)	(2.4%)	(2.4%)	(6.0%)	(28)	(30)
Net Income	354	288	7.8%	5.8%	22.9%	91	74
Free Cash Flow	1,204	1,210	26.3%	24.6%	(0.5%)	310	311
EBITDA	1,282	1,335	28.0%	27.1%	(4.0%)	330	343

Main Financial Data by Operating Segments:

	Cellcom Israel (*)	Netvision (**)	Consolidation adjustments (***)	Consolidated results
	2014
	NIS millions
Total revenues	3,717	960	(107)	4,570
Service revenues	2,784	883	(102)	3,565
Equipment revenues	933	77	(5)	1,005
Operating Income	482	231	(51)	662
EBITDA	967	315	-	1,282
EBITDA, as percent of total revenues	26.0%	32.8%		28.0%

(*)	Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.
(**)	Netvision Ltd. and its subsidiaries.
(***)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	2014	2013	Change (%)
Cellular subscribers at the end of the year (in thousands)	2,967	3,092	(4.0%)
Churn Rate for cellular subscribers (in %)	44.0%	36.8%	19.6%
Monthly cellular ARPU (in NIS)	72.1	78.5	(8.2%)

Financial Review

Revenues for 2014 decreased 7.2% totaling NIS 4,570 million ($1,175 million), compared to NIS 4,927 million ($1,267 million) last year. The decrease in revenues is attributed mainly to a 10.5% decrease in service revenues as a result of the increased competition in the market, from NIS 3,985 million ($1,025 million) in 2013 to NIS 3,565 million ($917 million) in 2014. The decrease in revenues was partially offset by an increase in equipment revenues, which totaled NIS 1,005 million ($258 million) in 2014 compared to NIS 942 million ($242 million) in 2013. Netvision's contribution to total revenues totaled NIS 853 million ($219 million) (excluding inter-company revenues) in 2014, compared to NIS 933 million ($240 million) in 2013. The decrease in Netvision's contribution was mainly due to a decrease in revenues from internet services and international calling services.

The decrease in service revenues in 2014 resulted mainly from an 11.1% decrease in revenues from cellular services due to the ongoing price erosion of these services, resulting from the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from internet services and international calling services due to intensified competition. Netvision's contribution to service revenues totaled NIS 781 million ($201 million) (excluding inter-company revenues) in 2014, compared to NIS 873 million ($224 million) in 2013.

The increase in equipment revenues in 2014 resulted from an approximately 6% increase in the number of cellular handsets sold in 2014, compared with 2013. Netvision's contribution to equipment revenues totaled NIS 72 million ($19 million) in 2014, compared to NIS 60 million ($15 million) in 2013.

Revenues for the fourth quarter of 2014 decreased 5.7% totaling NIS 1,140 million ($293 million), compared to NIS 1,209 million ($311 million) in the fourth quarter of last year. The decrease in revenues is attributed mainly to a 14.5% decrease in service revenues, which totaled NIS 835 million ($215 million) in the fourth quarter 2014 as compared to NIS 977 million ($251 million) in the fourth quarter of 2013. The decrease in revenues was partially offset by a 31% increase in equipment revenues, which totaled NIS 305 million ($78 million) in the fourth quarter of 2014 as compared to NIS 232 million ($60 million) in the fourth quarter last year. Netvision's contribution to total revenues for the fourth quarter of 2014 totaled NIS 218 million ($56 million) (excluding inter-company revenues) compared to NIS 227 million ($58 million) in the fourth quarter of 2013.

The decrease in fourth quarter 2014 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market, decrease in revenues from hosting operators on the Company's communications networks, as well as decreases in revenues from internet services and international calling services, which also resulted from price erosion. Netvision's contribution to service revenues for the fourth quarter of 2014 totaled NIS 187 million ($48 million) (excluding inter-company revenues) compared to NIS 203 million ($52 million) in the fourth quarter of last year.

The increase in fourth quarter 2014 equipment revenues resulted from an approximately 22% increase in the number of cellular handsets sold during the fourth quarter of 2014 compared with the fourth quarter of 2013, as well as from an approximately 8% increase in the average cellular handset sale price in the fourth quarter of 2014 as compared to the fourth quarter of last year. Netvision's contribution to equipment revenues for the fourth quarter of 2014 totaled NIS 31 million ($8 million) compared to NIS 24 million ($6 million) in the fourth quarter of 2013.

Cost of revenues for 2014 totaled NIS 2,727 million ($701 million), compared to NIS 2,990 million ($769 million) in 2013, an 8.8% decrease. This decrease is attributed to a 12.7% decrease in the cost of service revenues which was partially offset by a 3.5% increase in the cost of equipment revenues. The decrease in the cost of service revenues in 2014 compared with 2013, mainly resulted from a decrease in payroll expenses due to efficiency measures, a decrease in interconnect fees as a result of a decrease in connectivity tariffs, a decrease in cost of revenues from internet and international calling services as a result of a decrease in sales of such services, a one-time reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million ($11 million) in the third quarter of 2014, as well as a one-time cancelation of a provision for communications cables expenses in the amount of NIS 22 million ($6 million) in the second quarter of 2014. Netvision's contribution to cost of revenues (excluding inter-company expenses) decreased to NIS 471 million ($121 million) in 2014 from NIS 602 million ($155 million) in 2013, mainly due to a decrease in cost of revenues from internet and international calling services as a result of a decrease in sales of such services and a decrease in payroll expenses due to efficiency measures. The increase in cost of equipment revenues mainly resulted from an increase in the cost of cellular handsets, primarily as a result of a 6% increase in the number of cellular handsets sold during 2014 as compared with 2013, which was partially offset by a decrease in the average cost of a cellular handset. Netvision's contribution to cost of equipment revenues increased to NIS 55 million ($14 million) in 2014 from NIS 47 million ($12 million) in 2013 due to an increase in the amount of equipment sales transactions with business customers.

Cost of revenues for the fourth quarter of 2014 increased to NIS 732 million ($188 million) from NIS 712 million ($183 million) in the fourth quarter of 2013, an increase of 2.8%. This increase resulted mainly from an increase in the cost of sales of handsets, as a result of an increase in sales of such handsets, which was partially offset by a decrease in cost of revenues as a result of efficiency measures.

Gross profit for 2014 decreased 4.9% to NIS 1,843 million ($474 million) from NIS 1,937 million ($498 million) in 2013. Netvision's contribution to gross profit for 2014 totaled NIS 327 million ($84 million) compared to NIS 284 million ($73 million) in 2013. Gross profit margin for 2014 amounted to 40.3%, up from 39.3% in 2013. Gross profit for the fourth quarter 2014 decreased 17.9% to NIS 408 million ($105 million) from NIS 497 million ($128 million) in the fourth quarter of 2013. Gross profit margin for the fourth quarter 2014 amounted to 35.8%, down from 41.1% in the fourth quarter of last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2014 decreased 13.9% to NIS 1,135 million ($292 million), compared to NIS 1,287 million ($331 million) in 2013. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in payroll expenses, rent and other expenses. The decrease in SG&A expenses also resulted from a decrease in doubtful accounts expenses resulting from a decrease in the average customer debt and increased collection efforts and from a decrease in depreciation and amortization expenses related to intangible assets attributable to the acquisition of Netvision. Netvision's contribution to SG&A expenses totaled NIS 142 million ($37 million) in 2014, including amortization expenses related to intangible assets attributable to the acquisition of Netvision, compared to NIS 188 million ($48 million) in 2013.

SG&A Expenses for the fourth quarter of 2014 decreased 16.2% to NIS 274 million ($70 million), compared to NIS 327 million ($84 million) in the fourth quarter of last year. This decrease resulted from the same factors as the decrease in the annual SG&A expenses mentioned above.

Operating income for 2014 increased 1.7% to NIS 662 million ($170 million) from NIS 651 million ($167 million) in 2013. Netvision's contribution to operating income5 in 2014 totaled NIS 180 million ($46 million) compared to NIS 98 million ($25 million) in 2013. Operating income for the fourth quarter 2014 decreased 22.9% to NIS 131 million ($34 million) from NIS 170 million ($44 million) in the fourth quarter of last year. Netvision's contribution to operating income5 in the fourth quarter of 2014 totaled NIS 39 million ($11 million) similar to fourth quarter of last year.

EBITDA for 2014 decreased 4.0% to NIS 1,282 million ($330 million) from NIS 1,335 million ($343 million) in 2013. EBITDA for 2014 excluding one-time effects in the amount of approximately NIS 27 million totaled NIS 1,255 million. EBITDA for 2014, as a percent of revenues, totaled 28.1%, up from 27.1% in 2013 Netvision's contribution to EBITDA for 2014 totaled NIS 315 million ($81 million) compared to NIS 269 million ($69 million) in 2013. EBITDA for the fourth quarter of 2014 decreased 15.8% totaling NIS 282 million ($73 million) compared to NIS 335 million ($86 million) in the fourth quarter of last year. EBITDA for the fourth quarter of 2014, as a percent of fourth quarter revenues, totaled 24.7%, down from 27.7% in the fourth quarter of 2013. Netvision's contribution to EBITDA for the fourth quarter of 2014 totaled NIS 72 million ($19 million) compared to NIS 77 million ($20 million) in the fourth quarter of 2013.

5 Including amortization expenses related to intangible assets attributable to the acquisition of Netvision.

Other expenses for 2014 totaled NIS 46 million ($12 million) and primarily consist of a one-time expense for a voluntary retirement plan in the amount of approximately NIS 39 million ($10 million), which was accrued for in the second quarter of 2014.

Financing expenses, net for 2014 decreased 19.5% to NIS 198 million ($51 million), compared to NIS 246 million ($63 million) in 2013. The decrease mainly resulted from a decrease in interest and linkage expenses, associated with the Company's debentures, due to a lower debt level and a lower inflation rate in 2014 compared with 2013.

Financing expenses, net for the fourth quarter 2014 increased 86.7% to NIS 56 million ($14 million), compared to NIS 30 million ($8 million) in the fourth quarter of last year. The increase resulted mainly from interest income on investment portfolios and deposits and from one time financing income, in the fourth quarter of last year.

Income tax for 2014 decreased 6% to NIS 110 million ($28 million) from NIS 117 million ($30 million) in 2013. The decrease in income tax resulted mainly from income tax in respect of prior years.

Net Income for 2014 increased 22.9% to NIS 354 million ($83 million) (including the one-time effects described above) from NIS 288 million ($74 million) in 2013. Netvision's contribution to net income increased from NIS 78 million ($20 million) in 2013 to NIS 143 million ($37 million) in 2014. Net income for the fourth quarter 2014 decreased 46.1% to NIS 55 million ($14 million) from NIS 102 million ($26 million) in the fourth quarter of 2013. Netvision's contribution to net income5 in the fourth quarter of 2014 decreased to NIS 32 million ($8 million) from NIS 34 million ($9 million) in the fourth quarter of 2013.

Basic earnings per share for 2014 totaled NIS 3.51 ($0.90), compared to NIS 2.89 ($0.74) in 2013. Basic earnings per share for the fourth quarter of 2014 totaled NIS 0.52 ($0.13), compared to NIS 1.02 ($0.26) in the fourth quarter of last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of 2014 the Company had approximately 2.967 million cellular subscribers, a decrease of approximately 125,000 subscribers net, or 4.0%, compared to the cellular subscriber base at the end of 2013. In the fourth quarter of 2014, the Company's cellular subscriber base decreased by approximately 43,000 net cellular subscribers.

Cellular Churn Rate for 2014 totaled 44.0%, compared to 36.8% in 2013. The churn rate for the fourth quarter 2014 totaled to 11.5%, compared to 9.9% in the fourth quarter of last year. Both annual and quarterly churn rates were primarily affected by the intensified competition in the cellular market.

The monthly cellular Average Revenue per User (ARPU) for 2014 totaled NIS 72.1 ($18.5) compared to NIS 78.5 ($20.2) in 2013. ARPU for the fourth quarter of 2014 totaled NIS 67.8 ($17.4), compared to NIS 78.7 ($20.2) in the fourth quarter of last year. Both annual and quarterly figures were affected, among others, by the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for 2014 totaled NIS 1,204 million ($310 million), similar to NIS 1,210 million ($311 million) in 2013. Cash flows from operating activities for 2014 totaled NIS 1,556 million ($400 million) similar to NIS 1,557 million ($400 million) in 2013. In 2014, the cash flow was affected by a decrease in proceeds from customers following the decrease in service revenues in 2014 compared with 2013. The decrease in proceeds from customers was partially offset by a decrease in payments to vendors, a decrease in operating expenses mainly as a result of efficiency measures implemented by the Company and a positive working capital cash flow in respect of handsets sales in previous years. Cash flows used in investing activities increased 1.7% from NIS 344 million ($86 million) in 2013 to NIS 350 million ($90 million) in 2014, primarily due to the deployment of the LTE 4 generation network, which was partially offset by a decrease in various other investments.

 Free cash flow for the fourth quarter of 2014 decreased by 43.5% totaling NIS 174 million ($45 million), from NIS 308 million ($79 million) in the fourth quarter of last year. The decrease in free cash flow is attributed mainly to the decrease in service revenues, the decrease in working capital in respect of handsets sales in previous years, as well as from the investment in the deployment of the LTE 4 generation network.

Total Equity

Total Equity as of December 31, 2014 amounted to NIS 1,092 million ($281 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investments in Fixed Assets and Intangible Assets

During 2014 and the fourth quarter of 2014, the Company invested NIS 487 million ($125 million) and NIS 185 million ($48 million), respectively, in fixed assets and intangible assets (including, among others, investment in LTE 4 generation network, and investments in information systems and software), compared to NIS 384 million ($99 million) and NIS 151 million ($39 million) in 2013 and the fourth quarter 2013, respectively.

Dividend

On March 15, 2015, the Company's board of directors decided not to declare a cash dividend for the fourth quarter of 2014. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2014 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of December 31, 2014, see "Disclosure for Debenture Holders" section in this press release.

Conference Call Details

The Company will hold a conference call discussing its results for the year 2014 and the fourth quarter of 2014 on Monday, March 16, 2015, at 10:00 am EST, 07:00 am PST, 15:00 GMT, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 9141
Israel Dial-in Number: 03 918 0610	International Dial-in Number: +972 3 918 0610

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

Annual report for 2014

Cellcom Israel will be filing its annual report for the year ended December 31, 2014 (on Form 20-F) with the US Securities and Exchange Commission on March 16, 2015. The annual report will be available for download from the investor relations section of Cellcom Israel's website, www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.967 million subscribers (as at December 31, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. In addition, at the end of 2014, the Company launched television services over the internet (Over the top TV or OTT TV). The Company operates an LTE 4 generation network (currently partially deployed) and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2014.
Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.889 = US$ 1 as published by the Bank of Israel for December 31, 2014.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; (excluding one-time expense related to employee retirement plan) income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Consolidated Statements of Financial Position
			Convenience
			translation into
			US dollar
	December 31,	December 31,	December 31,
	2013	2014	2014
	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	1,057	1,158	298
Current investments, including derivatives	513	521	134
Trade receivables	1,731	1,417	364
Other receivables	63	65	17
Inventory	84	89	23

Total current assets	3,448	3,250	836

Trade and other receivables	854	824	212
Property, plant and equipment, net	1,865	1,834	472
Intangible assets, net	1,390	1,315	338
Deferred tax assets	22	17	4

Total non- current assets	4,131	3,990	1,026

Total assets	7,579	7,240	1,862

Liabilities
Current maturities of debentures and long term loans and short term credit	1,100	1,092	281
Trade payables and accrued expenses	582	773	199
Current tax liabilities	99	77	20
Provisions	187	101	26
Other payables, including derivatives	398	370	95

Total current liabilities	2,366	2,413	621

Long-term loans from banks	5	-	-
Debentures	4,332	3,548	912
Provisions	21	21	5
Other long-term liabilities	10	12	3
Liability for employee rights upon retirement, net	13	14	4
Deferred tax liabilities	122	140	36

Total non- current liabilities	4,503	3,735	960

Total liabilities	6,869	6,148	1,581

Equity attributable to owners of the Company
Share capital	1	1	-
Cash flow hedge reserve	(13)	(3)	-
Retained earnings	719	1,078	277

Non-controlling interests	3	16	4

Total equity	710	1,092	281

Total liabilities and equity	7,579	7,240	1,862

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Income

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2012	2013	2014	2014
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	5,938	4,927	4,570	1,175
Cost of revenues	(3,463)	(2,990)	(2,727)	(701)

Gross profit	2,475	1,937	1,843	474

Selling and marketing expenses	(865)	(717)	(672)	(173)
General and administrative expenses	(629)	(570)	(463)	(119)
Other income (expenses), net	4	1	(46)	(12)

Operating profit	985	651	662	170

Financing income	181	156	100	26
Financing expenses	(440)	(402)	(298)	(77)
Financing expenses, net	(259)	(246)	(198)	(51)

Profit before taxes on income	726	405	464	119

Taxes on income	(195)	(117)	(110)	(28)
Profit for the year	531	288	354	91
Attributable to:
Owners of the Company	530	287	351	90
Non-controlling interests	1	1	3	1
Profit for the year	531	288	354	91

Earnings per share
Basic earnings per share (in NIS)	5.34	2.89	3.51	0.90

Diluted earnings per share (in NIS)	5.33	2.86	3.48	0.89

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	99,481,487	99,495,525	99,924,306	99,924,306

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	99,609,722	100,319,724	100,706,282	100,706,282

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2012	2013	2014	2014
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	531	288	354	91
Adjustments for:
Depreciation and amortization	765	676	610	157
Share based payment	7	9	3	1
Loss on sale of property, plant and equipment	2	2	7	2
Gain on sale of shares in an associate	(6)	-	-	-
Income tax expense	195	117	110	28
Financing expenses, net	259	246	198	51
Other expenses (income)	2	(3)	-	-

Changes in operating assets and liabilities:
Change in inventory	52	27	(5)	(1)
Change in trade receivables (including long-term amounts)	183	576	422	108
Change in other receivables (including long-term amounts)	6	(34)	(35)	(9)
Change in trade payables, accrued expenses and provisions	(89)	(185)	(24)	(6)
Change in other liabilities (including long-term amounts)	(92)	(33)	36	9
Proceeds from (payments for) derivative hedging contracts, net	20	(17)	(6)	(2)
Income tax paid	(209)	(119)	(119)	(31)
Income tax received	15	6	6	2
Net cash from operating activities	1,641	1,556	1,557	400

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(457)	(275)	(289)	(74)
Acquisition of intangible assets	(97)	(90)	(77)	(20)
Dividend received	-	1	-	-
Change in current investments, net	(212)	(16)	(15)	(4)
Proceeds from (payments for) other derivative contracts, net	9	(10)	4	1
Proceeds from sale of property, plant and equipment	7	17	4	1
Interest received	35	29	23	6
Proceeds from sale of shares in a consolidated company	7	-	-	-
Net cash used in investing activities	(708)	(344)	(350)	(90)

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows (cont.)

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2012	2013	2014	2014
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(12)	(8)	(29)	(7)
Repayment of long term loans from banks	(16)	(6)	(12)	(3)
Repayment of debentures	(660)	(1,124)	(1,092)	(281)
Proceeds from issuance of debentures, net of issuance costs	992	-	326	84
Dividend paid	(391)	(81)	(4)	(1)
Interest paid	(352)	(350)	(295)	(76)

Net cash used in financing activities	(439)	(1,569)	(1,106)	(284)

Changes in cash and cash equivalents	494	(357)	101	26

Cash and cash equivalents as at the beginning of the year	920	1,414	1,057	272

Cash and cash equivalents as at the end of the year	1,414	1,057	1,158	298

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation of Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2012 NIS millions	2013 NIS millions	2014* NIS millions	2014 US$ millions
Net income	531	288	354	91
Income taxes	195	117	110	28
Financing income	(181)	(156)	(100)	(26)
Financing expenses	440	402	298	77
Other expenses (income)	(4)	(1)	7	2
Depreciation and amortization	765	676	610	157
Share based payments	7	9	3	1
EBITDA	1,753	1,335	1,282	330
* Including one-time effects as discussed under "Cost of revenues" and "Other expenses" in this press release.

Free cash flow

The following table shows the calculation of free cash flow:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2012 NIS millions	2013 NIS millions	2014 NIS millions	2014 US$ millions
Cash flows from operating activities	1,641	1,556	1,557	401
Cash flows from investing activities	(708)	(344)	(350)	(90)
short-term Investment in (sale of) tradable debentures(*)	197	(2)	(3)	(1)
Free cash flow	1,130	1,210	1,204	310

 (*) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014	Q4-2014	FY-2013	FY-2014

Cellcom service revenues	758	790	789	775	728	728	680	648	3,112	2,784
Netvision service revenues	254	246	251	228	223	220	226	214	979	883

Cellcom equipment revenues	256	213	205	208	188	221	250	274	882	933
Netvision equipment revenues	17	13	6	24	15	14	15	33	60	77

Consolidation adjustments	(27)	(26)	(27)	(26)	(24)	(25)	(29)	(29)	(106)	(107)
Total revenues	1,258	1,236	1,224	1,209	1,130	1,158	1,142	1,140	4,927	4,570

Cellcom EBITDA	251	271	286	258	265	224	268	210	1,066	967
Netvision EBITDA	63	68	61	77	75	90	78	72	269	315
Total EBITDA	314	339	347	335	340	314	346	282	1,335	1,282

Operating profit	139	169	173	170	185	156	190	131	651	662
Financing expenses, net	46	78	92	30	27	64	51	56	246	198
Profit for the period	67	67	52	102	114	79	106	55	288	354

Free cash flow	168	345	389	308	366	361	303	174	1,210	1,204

Cellular subscribers at the end of period (in 000's)	3,166	3,151	3,156	*3,092	3,049	3,029	3,010	2,967	3,092	2,967
Monthly cellular ARPU (in NIS)	75.9	79.7	79.6	78.7	74.7	75.4	70.6	67.8	78.5	72.1
Churn rate for cellular subscribers (%)	9.4%	9.0%	8.9%	9.9%	11.1%	11.1%	11.0%	11.5%	36.8%	44.0%
* After a removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism
.

Cellcom Israel Ltd.
Disclosure for debenture holders as of December 31, 2014
Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.12.2014					As of 15.03.15		Interest Rate (fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4)(7) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	555.061	668.680	34.955	703.635	471.025	370.041	441.787	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	1,453.846	1,708.849	44.466	1,753.315	1,853.507	898.805	1,046.976	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E(7) **	06/04/09 30/03/11* 18/08/11*	1,798.962	899.481	899.481	55.447	954.928	642.950	327.266	327.266	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5) (6) **	20/03/12	714.802	714.802	738.234	16.654	754.888	826.454	714.802	731.611	4.60%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4)(5)(6)	20/03/12	285.198	285.198	285.198	9.777	294.975	306.360	285.198	285.198	6.99%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
H(4)(5)	08/07/14	105.962	105.962	106.066	1.018	107.084	105.305	949.624	949.624	1.98%	05.07.18	05.07.24	January 5 and July 5	Linked to CPI	Mishmeret Trust Company Ltd Rami Sebty 48 Menachem Begin Rd. Tel-Aviv. Tel 03-6374355
I(4)(5)	08/07/14	222.667	222.667	222.667	4.470	227.137	231.195	557.705	557.705	4.14%	05.07.18	05.07.25	January 5 and July 5	Not linked	Mishmeret Trust Company Ltd Rami Sebty 48 Menachem Begin Rd. Tel-Aviv. Tel 03-6374355
Total		6,475.768	4,237.017	4,629.175	166.787	4,795.962	4,436.796	4,103.441	4,340.167

Comments:
(1) In the reporting period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures Series F through I financial covenants  - as of December 31, 2014  the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service") was 2.35 (the net leverage without excluding one-time events was 2.31). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books and excluding net balance of premium on debentures and deferred issuance expenses. (3) Annual payments, excluding Series F through I debentures in which the payments are semi annual. (4) Regarding debenture Series B and F through I, the Company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through I - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) On January 5, 2015, after the end of the reporting period, the Company repaid principal payments of approximately NIS 223 million of Series B debentures and approximately NIS 300 million of Series E debentures. (8) In February 2015, after the end of the reporting period, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, or the Exchange Offer , the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) As of December 31, 2014, debenture Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2014 (cont.)

Debentures Rating  Details*

Series	Rating Company	Rating as of 31.12.2014 (1)	Rating as of 15.03.2015	Rating assigned upon issuance of the Series	Recent date of rating as of 15.03.2015	Additional ratings between original issuance and the recent date of rating as of 15.03.2015(2)
Rating
B	S&P Maalot	A+	A+	AA-	01/2015	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	01/2015	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	01/2015	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	01/2015	5/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	01/2015	5/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	01/2015	06/2014, 08/2014, 01/2015	A+ (2)
I	S&P Maalot	A+	A+	A+	01/2015	06/2014, 08/2014, 01/2015	A+ (2)

(1)	In January 2015, S&P Maalot affirmed the Company's rating of “ilA+/stable”

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, S&P Maalot affirmed the Company's rating of “ilA+/stable”.  In August 2014, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 18, 2014.

*
A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2014

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	750,236	292,515	-	-	-	236,061
Second year	750,236	292,515	-	-	-	178,663
Third year	821,370	348,929	-	-	-	117,602
Fourth year	226,124	163,303	-	-	-	46,703
Fifth year and on	520,108	285,022	-	-	-	64,422
Total	3,068,075	1,382,284	-	-	-	643,450

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	750,236	292,515	-	-	-	236,061
Second year	750,236	292,515	-	-	-	178,663
Third year	821,370	348,929	-	-	-	117,602
Fourth year	226,124	163,303	-	-	-	46,703
Fifth year and on	520,108	285,022	-	-	-	64,422
Total	3,068,075	1,382,284	-	-	-	643,450

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2014 (cont.)

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	42,273	7,312	-	-	-	9,444
Second year	42,273	7,312	-	-	-	6,781
Third year	44,963	7,937	-	-	-	4,035
Fourth year	8,074	1,563	-	-	-	1,049
Fifth year and on	16,171	938	-	-	-	777
Total	153,753	25,062	-	-	-	22,087

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 16, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary